# SCMP GROUP

082-03327

RECEIVED
2009 NOV -3 A 8:16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Direct Line　　Direct Fax

BY REGISTERED POST

SUPPL

20 October 2009

Exemption No. 33-51010

[redacted]

09047251

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3099
Mail Shop 3-7, Washington D.C. 20549
U.S.A.

Attention: Ms Sandra Folsom

Dear Sirs,

**SCMP Group Limited (Exemption No. ~~33-51010)~~**

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

**Notice on Independent Non-executive Director**

Yours faithfully,
For and on behalf of
SCMP Group Limited

Vera Leung
Legal Counsel and Company Secretary

Enclosure

VL/vc

11/3

CoSec\Correspondence\announcement distribution – PL

**SCMP Group Limited** Morning Post Centre 22 Dai Fat Street Tai Po Industrial Estate New Territories Hong Kong
**General Line** 852 2680 8888 **Web site** www.scmp.com

**SCMP Group Limited**

**SCMP集團有限公司 ***

(Incorporated in Bermuda with limited liability)

**(Stock Code: 583)**

# Notice on Independent Non-executive Director

The Board of Directors (the "Board") and staff of SCMP Group Limited express our deepest regrets on the passing of Mr. Peter Lee Ting Chang, an Independent Non-executive Director of SCMP Group Limited, on 17 October 2009 and would like to extend our sincere condolences and sympathies to Mrs. Nancy Lee and family.

Peter was a devoted and tireless member of the Board who consistently held us to the highest standards of journalism and business professionalism. He made major contributions to the Board as well as to our various committees including the Audit Committee, Remuneration Committee and Nomination Committee. He will be greatly missed by all his colleagues on the Board.

On behalf of the Board
**David J. PANG**
*Chairman*

Hong Kong, 19 October 2009

*As at the date of this announcement, the Board comprises:*

*Non-executive Directors*
Dr. David J. Pang (Chairman), Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Mr. Kuok Khoon Ean

*Independent Non-executive Directors*
The Hon. Ronald J. Arculli, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man

*Executive Director*
Ms. Kuok Hui Kwong

* *For identification purpose only*